UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WESTERN ALLIANCE BANCORPORATION

_____________________________________________________________________________

(Name of Issuer)

COMMON STOCK

 ______________________________________________________________________________

(Title of Class of Securities)

957638 10 9

 ______________________________________________________________________________

(CUSIP Number)

Western Alliance Bancorporation

2700 West Sahara Avenue

Las Vegas, NV 89102

Phone: (702) 248-4200

Attention: Corporate Secretary

 __________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2009

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957638 10 9 SCHEDULE 13D/A
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marianne Boyd Johnson
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) Not Applicable.
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 899,968 shares of Common Stock (see Item 5)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 899,968 shares of Common Stock (see Item 5)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 899,968
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.3% (1)
14		Type of Reporting Person (See Instructions) IN

Notes:

(1)	Based on 38,988,316 shares of the Company’s common stock outstanding as of April 30, 2009.

CUSIP No. 957638 10 9                                           SCHEDULE 13D/A

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Marianne Boyd Johnson with the U.S. Securities and Exchange Commission on October 21, 2005 (the “Schedule 13D”) and amended by Amendment No. 1 thereto on April 25, 2007 and Amendment No. 2 thereto on May 2, 2008. The Schedule 13D is hereby amended to reflect a distribution of shares of the issuer’s common stock for estate planning purposes from certain entities whose shareholdings Ms. Johnson may be deemed to beneficially own, and is hereby restated in its entirety to read as set forth herein.

Item 1.	Security and Issuer

The Schedule 13D, as amended and restated as set forth herein (this “Statement”), relates to shares of the common stock, $0.0001 par value per share, of Western Alliance Bancorporation, a Nevada Corporation (the “Company”), whose principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

Item 2. Identity and Background

This Statement is filed on behalf of Marianne Boyd Johnson, whose business address is c/o Western Alliance Bancorporation, Attn: Corporate Secretary, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

Ms. Johnson is presently employed as Executive Vice President and serves as Vice Chairman of the Board of Directors of Boyd Gaming Corporation, a diversified owner of gaming entertainment properties whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, Nevada 89169. Ms. Johnson has also served as a member of the Company’s Board of Directors since it was established in 1995. Ms. Johnson has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Johnson is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

CUSIP No. 957638 10 9                                           SCHEDULE 13D/A

Item 4.	Purpose of Transaction

On April 30, 2009, the BG-05 Limited Partnership (“BG”) (whose shareholdings Ms. Johnson may be deemed to beneficially own as a result of her service as trustee of a trust which serves as the general partner thereof) distributed 10,772 shares of the Company’s common stock to the Marianne Boyd Johnson-05 Western Grantor Retained Annuity Trust #1 (the “GRAT”), 174 shares of the Company’s common stock to The Marianne E. Boyd Trust, and an aggregate of 6,464 shares to two trusts for which Ms. Johnson does not serve as trustee.

Following the aforementioned share distributions, on May 1, 2009, the GRAT distributed 10,772 shares of the Company’s common stock to Marianne Boyd Johnson, as an individual. On May 4, 2009, Ms. Johnson, as an individual, in turn distributed 10,772 shares of the Company’s common stock to The Marianne E. Boyd Trust.

On April 30, 2009, the Boyd-05 Grantor Retained Annuity Trust #2 and the Boyd-05 Grantor Retained Annuity Trust #3 distributed an aggregate of 946,934 shares of the Company’s common stock to an individual other than Ms. Johnson.

The aforementioned distributions and subsequent transfers described in the foregoing paragraphs were effected for estate planning purposes. No pecuniary interest in any of the Company’s securities was transferred as a result of the transfers, and no funds or other consideration was paid in connection therewith.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, result of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service on the Board of Directors of the Company.

Other than as set forth above and in her capacity as a director of the Company, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.

CUSIP No. 957638 10 9                                           SCHEDULE 13D/A

Item 5. Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. Ms. Johnson holds dispositive and voting power over an aggregate of 899,968 shares of the Company’s common stock, consisting of:

•	72,010 shares held directly by Ms. Johnson;
•	332,999 shares held as trustee of The Marianne E. Boyd Trust, dated March 7, 1989;
•	214,928 shares held by BG-05 Limited Partnership (through The Marianne E. Boyd Trust, dated March 7, 1989, as general partner thereof)
•	9,638 shares held as trustee of the William & Myong Boyd Children’s Trust;
•	257,143 shares held as trustee of the Boyd 2005 Irrevocable Trust, dated April 14, 2005;
•	13,250 shares subject to stock options held by Ms. Johnson that are exercisable within 60 days of the date hereof.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust or other entity which owns such securities.

(c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date:	May 12, 2009	/s/ Marianne Boyd Johnson
Name: Marianne Boyd Johnson